UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 12, 2008

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

12 June 2008
Number 21/08

BHP BILLITON TO IMMEDIATELY COMMENCE A FURNACE REBUILD AT KALGOORLIE NICKEL SMELTER

BHP Billiton today announced that, as a result of a deterioration of the Kalgoorlie Nickel Smelter furnace in Western Australia, it would bring forward the furnace rebuild.

Planning and preparation for a major rebuild of the furnace has been in progress for the past two years. The rebuild was planned to occur later in the next financial year, however an assessment of the furnace condition has determined the rebuild must take place now to ensure the ongoing safety of the workplace.

The duration of the rebuild is estimated to be around four months.

The Kalgoorlie Nickel Smelter normally produces around 100,000 tonnes of nickel-in-matte per annum that is both the feedstock for the Kwinana Nickel Refinery and exported to international customers. The estimated impact on sales in the 2009 financial year is expected to be around 25,000 tonnes of contained nickel units, plus 3,000 tonnes of contained nickel units in the 2008 financial year.

As a result of the furnace rebuild the Kwinana Nickel Refinery will be forced to shutdown for the duration of the rebuild. The shutdown will commence immediately. BHP Billiton's Nickel West operations are endeavouring to continue concentrate production.

As a consequence of the furnace rebuild, BHP Billiton is reallocating gas to the Worsley Alumina Refinery.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom & South Africa Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 Email: Andre.Liebenberg@bhpbilliton.com
Leng Lau, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 706
Email: Leng.Y.Lau@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
Email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 Email: Illtud.Harri@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 12 June 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary